UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : December 2002 (2)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

Material Change Report Form 27 - Report dated December 6, 2002 - Press Release dated December 5, 2002 - Transglobe Energy Corporation announced a normal course issuer bid starting December 9, 2002 and terminating December 8, 2003.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: December 9, 2002	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act and section 151 of the Securities Rules); Ontario (section 75(2) of the Securities Act); Quebec (section 73 of the Securities Act); Alberta (section 146(1) of the Securities Act).

Item 1.           Reporting Issuer

TransGlobe Energy Corporation
Suite 2900, 330 – 5th Avenue SW
Calgary AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

Item 2.           Date of Material Change

December 5, 2002.

Item 3.           Press Release

Press release dated December 5, 2002 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on December 5, 2002.

Item 4.           Summary of Material Change

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announced a normal course issuer bid starting December 9, 2002 and terminating December 8, 2003.

Item 5.           Full Description of Material Change

TransGlobe announced it has received approval from The Toronto Stock Exchange to make a normal course issuer bid for up to 4,855,435 common shares of the Company (being 10% of the public float as defined by The Toronto Stock Exchange) over a 12 month period; but not more than 1,029,896 common shares (2% of the issued and outstanding common shares) in any 30 day period, at the market price from time to time.

The bid may commence on December 9, 2002 and will continue until the earlier of December 8, 2003 and the date by which the Company has acquired the 4,855,435 common shares which may be purchased under the bid. Purchases will be made through the facilities of The Toronto Stock Exchange only, in accordance with the requirements of The Toronto Stock Exchange, and the price at which the Company will purchase its common shares will be the market price of the shares at the time of acquisition. The Company has appointed Raymond James Ltd. as its broker to conduct normal course issuer bid transactions. Common shares purchased by the Company will be returned to the Company’s treasury for cancellation. The Company has been advised that none of the insiders of the Company, nor their associates, has a present intention of selling common shares of the Company during the course of the bid.

“Our board of directors believes that the current market price of our shares does not fully reflect the value of our business, our underlying assets or our future prospects,” said Ross Clarkson, Chief

Executive Officer of the Company. “Accordingly, the board of directors believes in having the Company purchase its own shares for cancellation is an appropriate strategy for increasing long term shareholder value.”

A copy of the Toronto Stock Exchange Notice is attached as Schedule “A” hereto.

Item 6.           Reliance on (section 85(2) of the Securities Act, British Columbia), (section 75(3) of the Securities Act, Ontario), (section 74 of the Securities Act, Quebec), (section 146(2) of the Securities Act, Alberta).

Not applicable.

Item 7.           Omitted Information

None.

Item 8.           Senior Officers

For more information, please Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice President and COO, at (403) 264-9888.

Item 9.           Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this       6      day of December, 2002

                    /s/ Ross Clarkson
(signed) Ross Clarkson, President & CEO

SCHEDULE “A”

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Item 1	Name of Issuer - TransGlobe Energy Corporation

Item 2
Shares Sought - The Company will make a normal course issuer bid in accordance with the rules and policies of The Toronto Stock Exchange to purchase not more than 4,855,435 common shares, being 10% of the public float as defined by The Toronto Stock Exchange (the number of issued and outstanding shares less shares owned by insiders) over a 12 month period; but not more than 1,029,896 common shares (2% of the issued and outstanding common shares) in any 30 day period.

Item 3	Duration – Commencing December 9, 2002; terminating December 8, 2003.

Item 4
Method of Acquisition – Purchases will be effected only through the facilities of The Toronto Stock Exchange. The purchase and payment for the shares will be made by the Company in accordance with the requirements of the Exchange. The price that the Company will pay for any common shares acquired by it will be the market price of the common shares at the time of acquisition. All purchases by the Company will be made only by means of open market transactions during the period that the normal course issuer bid is outstanding.

Item 5	Consideration Offered – The Company is paying cash in accordance with the usual settlement procedures.

Item 6
Reasons for the Normal Course Issuer Bid – The board of directors of the Company believes that the current market price of the Company’s common shares does not fully reflect the value of the Company’s business, its assets and its future prospects. Accordingly, the board of directors believes that having the Company purchase its own common shares for cancellation is presently the best use of the Company’s excess cash to increase long term shareholder value.

Item 7
Valuation - The only appraisal or valuation of the Company known to the directors or offices after reasonable enquiry regarding the Company, its material assets or securities prepared within the last 2 years proceeding the date of this notice, are annual evaluations of its oil and gas reserves prepared for its annual audit, summaries of which are disclosed in its Annual Information Form, available at www.sedar.com, as follows:

1.
report dated January 22, 2002, effective January 1, 2002 on the Tasour Prospect Howarime Block 32, Yemen by Fekete Associates Inc., Reservoir Engineering & Geology – Oil & Gas Property Evaluation, a copy of which has been filed with the Alberta Securities Commission and which is referred to in the Company’s Annual Information Form in Form 20-F for the year ended December 31, 2001;

2	.
report entitled Evaluation of the Interests of TransGlobe Energy Corporation dated February 16, 2002, effective December 31, 2001 by Outtrim Szabo Associates Ltd., petroleum consultants, a copy of which has been filed with the Alberta Securities Commission and which is referred to in the Company’s Annual Information Form in Form 20-F for the year ended December 31, 2001;

3	.
report entitled Evaluation of the Interests of TransGlobe Energy Corporation dated February 20, 2001, effective December 31, 2000 by Outtrim Szabo Associates Ltd., petroleum consultants, a copy of which has been filed with the Alberta Securities Commission and which is referred to in the Company’s Annual Information Form in Form 20-F for the year ended December 31, 2000; and

4	.
report dated February 15, 2001, effective January 1, 2000 on the Tasour Prospect Howarime Block 32, Yemen by Fekete Associates Inc., a copy of which has been filed with the Alberta Securities Commission and which is referred to in the Company’s Annual Information Form in Form 20-F for the year ended December 31, 2000.

Copies of the reports are available from:

Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, AB, Canada T2P 3C4 Telephone: (403) 297-6454 Facsimile: (403) 297-6156

Item 8	Previous Purchases – The Company has not purchased its common shares within the past 12 months.

Item 9	Persons Acting Jointly or In Concert with the Issuer – No persons are acting jointly or in concert with the Company in respect of this normal course issuer bid.

Item 10
Acceptance by Insiders, Affiliates and Associates – The Company has been advised that no directors or senior officers of the Company have a present intention to sell common shares of the Company during the course of this normal course issuer bid. Furthermore, after reasonable enquiry the Company is unaware of any associate of a director or senior officer of the Company who has a present intention to sell shares.

Item 11	Benefits from the Normal Course Issuer Bid – N/A.

Item 12	Material Changes in the Affairs of the Issuer Company – There are no previously undisclosed material changes.

Item 13
Certificate – This notice is certified complete and accurate and in compliance with Part 6 of the Rules and Policies of The Toronto Stock Exchange by the undersigned who have been duly authorized by the Company’s board of directors.

This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"Ross Clarkson"            /s/ Ross Clarkson
Ross G. Clarkson, President & CEO